Exhibit 99.53

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE SIX-MONTH PERIOD ENDED MAY 31, 2019

The following Management’s Discussion and Analysis, or MD&A, provides Management’s comments on the financial position and results of operations of Theratechnologies Inc., on a consolidated basis, for the three- and six-month periods ended May 31, 2019 as compared to the three- and six-month periods ended May 31, 2018. Unless otherwise indicated or unless the context requires otherwise, all references in this MD&A to “Theratechnologies”, the “Company”, the “Corporation”, “we”, “our”, “us” or similar terms refer to Theratechnologies Inc. and its subsidiaries on a consolidated basis. This MD&A is dated July 09, 2019, was approved by our Audit Committee on July 10, 2019, and should be read in conjunction with our unaudited interim consolidated financial statements and the notes thereto as at May 31, 2019, or Interim Financial Statements, as well as the MD&A and audited annual consolidated financial statements, including the notes thereto, as at November 30, 2018.

Except as otherwise indicated, the financial information contained in this MD&A and in our audited consolidated financial statements has been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

Since the first quarter of 2019, the Company’s reporting currency is the United States dollar, or USD. All monetary amounts set forth in this MD&A and the Interim Financial Statements are expressed in USD for reporting purposes. The average and closing exchange rates for the second quarter of fiscal 2019 (USD equivalents of 1 CAD) were 0.7462 and 0.7398 respectively, compared to 0.7786 and 0.7719 for the second quarter of fiscal 2018. References to $ and US$ are to USD and references to CA$ are to CAD.

In this MD&A, the use of EGRIFTA® refers to tesamorelin for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy and Trogarzo® (ibalizumab-uiyk) injection refers to ibalizumab for the treatment of multidrug resistant HIV-1 infected patients.

Business Overview

We are a specialty pharmaceutical company addressing unmet medical needs by bringing to market specialized therapies for people with orphan medical conditions, including those living with HIV.

Our business strategy is to grow revenues from our existing and future assets in North America and Europe and to develop our portfolio of complementary products, compatible with our expertise in drug development and our commercialisation know-how.

Our first product, EGRIFTA® (tesamorelin for injection), was approved by the United States Food and Drug Administration, or FDA, in November 2010, by Health Canada in March 2015, and by COFEPRIS, Mexico’s health agency, in March 2016. It is, to date, the only approved therapy for the reduction of excess abdominal fat in HIV-infected patients with lipodystrophy. We have established an integrated commercial platform to market EGRIFTA® in the United States and Canada.

Theratechnologies Inc.

2015 Peel, 11th Floor

Montreal, Quebec H3A 1T8

In March 2016, we entered into an agreement with TaiMed Biologics, Inc., or TaiMed, to acquire the commercial rights to Trogarzo® for the United States and Canada, or TaiMed Agreement. In March 2017, the TaiMed Agreement was amended to include the commercial rights to ibalizumab in the European Union countries and in other countries such as Israel, Norway, Russia and Switzerland.

Trogarzo® is a humanized monoclonal antibody and is indicated for the treatment of human immunodeficiency virus type 1, or HIV-1, infection in heavily treatment-experienced adults with multidrug resistant, or MDR, HIV-1 infection failing their current antiretroviral regimen. Trogarzo® was approved by the FDA on March 6, 2018 and has been commercially available since April 30, 2018 in the United States.

In Europe, the application for marketing authorization was filed with the European Medicines Agency, or EMA, on August 27, 2018. A recommendation from the CHMP is expected at the end of July 2019.

In February 2019, the Company became involved in the development of oncology products as a result of the acquisition of Katana Biopharma Inc., or Katana. Katana was wound up into Theratechnologies Inc. on May, 21, 2019 and was then dissolved.

Fiscal 2019 Business Plan Update

Consolidated revenue for the three-month period ended May 31, 2019 was $15,609,000 compared to $9,598,000 for the same period ended May 31, 2018, representing an increase of 62.6%.

For the six-month period ending May 31, 2019, consolidated revenue was $30,705,000 compared to $17,711,000 for the same period last year, representing an increase of 73.4%.

Revenue growth is primarily attributable to increasing sales of Trogarzo® which reached $6,970,000 in the second quarter of 2019 compared to $924,000 for the same quarter last year and $6,134,000 for the previous quarter of 2019, representing an increase of 13.6% on a sequential basis.

In Europe, the regulatory process towards the potential approval of Trogarzo® continued to make progress as last April, the Scientific Advisory Group, convened by the Committee for Medicinal Products for Human use (CHMP), made a positive recommendation regarding Trogarzo®.

On May 24, 2019, the Company announced that it had requested and obtained an additional month to complete answers in regard to the establishment of a post-approval registry to gather long-term data on patients taking Trogarzo® (ibalizumab) in Europe. These answers were submitted at the end of June 2019.

If approved, batches of Trogarzo® destined to the European market will be manufactured by Wuxi Biologics. Plants in Wuxi City and Shanghai, China, were each issued a Good Manufacturing Practice Certificate from the EMA following thorough inspections in January 2019.

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On March 4, 2019, the Company announced that the Food and Drug Administration had authorized TMB-302, the study protocol to evaluate an intravenous slow push formulation of Trogarzo®.

On March 8, 2019, the Company announced that data presented at the Conference on Retrovirus and Opportunistic Infections confirmed that Trogarzo® maintains viral suppression at week 96.

Sales of EGRIFTA® reached $8,639,000 for the second quarter of 2019 compared to $8,674,000 for the same quarter last year. The slight decrease in EGRIFTA® revenues is in part due to a higher number of patients covered by Medicaid and other governmental payers.

Sales of EGRIFTA® are expected to resume growing as the new EGRIFTA SVTM (formerly known as the F4 formulation) launches in the fall of 2019. We expect that as the new formulation launches, rebate percentages will return to lower rates and patient compliance will increase due to the improved product features including room temperature storage, a single-vial presentation and a smaller injection volume and needle size.

Furthermore, while EGRIFTA® is not indicated for the treatment of NASH in HIV patients, positive data released on April 1, 2019 suggests that tesamorelin, the active ingredient of EGRIFTA®, is a potentially promising option for NASH in people living with HIV.

On June 17, 2019, the Company confirmed its decision to pursue the development of tesamorelin for NASH-HIV using a new patent-protected formulation scheduled to expire in 2033 in the United States and in 2034 in key European countries. Early research indicates that the total NASH-HIV population is estimated between 100,000 and 300,000 patients.

The Company also announced positive results for its targeted oncology platform on May 16, 2019. Currently used cytotoxic agents attached to our proprietary peptide tested in vivo and in vitro demonstrated potential benefits over cytotoxic agents alone in ovarian and triple-negative breast cancer models. Our goal is to advance programs in these two indications (ovarian and triple-negative breast cancer) as quickly as possible to enter human clinical trials in the second half of 2020, and to obtain proof of concept results approximately twelve months later.

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Revenue

(in thousands of U.S. dollars)

	Three-month periods ended May 31,		Six-month periods ended May 31,
	2019	2018	2019	2018
EGRIFTA® net sales	8,639	8,674	17,601	16,787
Trogarzo® net sales	6,970	924	13,104	924

Revenue	15,609	9,598	30,705	17,711

Consolidated revenue for the three- and six-month periods ended May 31, 2019 was $15,609,000 and $30,705,000 compared to $9,598,000 and $17,711,000 for the same periods ended May 31, 2018, an increase of 62.6% and 73.4%, respectively. Revenue growth for the last quarter compared to the same quarter last year reflects the increasing contribution of Trogarzo®.

Cost of Sales

For the three- and six-month periods ended May 31, 2019, cost of sales was $6,585,000 and $12,650,000 compared to $2,171,000 and $3,875,000 in the comparable periods of fiscal 2018. Cost of goods sold was $5,346,000 and $10,156,000 compared to $1,594,000 and $2,535,000 for the same periods last year. The increase in cost of goods sold is mainly due to the introduction of Trogarzo®.

Prior to the third quarter of 2018, cost of sales included royalties due under the terms of an agreement terminating our collaboration and licensing agreement with EMD Serono Inc., or EMD Serono. In the second quarter of 2018, royalties paid to EMD Serono amounted to $450,000. In June 2018, we made a full and final payment of $23,850,000 to EMD Serono which enabled Theratechnologies to realize savings from a reduction of future payment obligations including royalty payments.

The payment in connection with the settlement of the future royalty obligation has been accounted as “Other asset” on the consolidated statement of the financial position. Consequently, an amortization of $1,221,000 has been recorded in relation to this transaction in the second quarter of 2019 and $2,442,000 for the six-month period ending May 31, 2019.

R&D Expenses

R&D expenses in the three- and six-month periods ended May 31, 2019 amounted to $2,285,000 and $4,812,000 compared to $1,897,000 and $3,801,000 in the comparable periods of fiscal 2018.

The increase in R&D expenses is largely due to regulatory and medical activities in Europe and the investment in the oncology platform. This was partially offset by the decision of the FDA to release Theratechnologies from its last post-approval commitments relating to EGRIFTA®.

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R&D expenses also included medical affairs initiatives aimed at raising awareness among physicians and nurses who interact with patients living with MDR HIV-1 and lipodystrophy, in addition to regulatory affairs activities, such as handling of the European filing of Trogarzo® and quality assurance.

Selling and Market Development Expenses

Selling and market development expenses in the three- and six-month periods ended May 31, 2019 amounted to $6,972,000 and $12,420,000 compared to $5,957,000 and $11,271,000 in the comparable periods of fiscal 2018.

The amortization of the intangible asset value established for the EGRIFTA® and Trogarzo® commercialization rights is also included in selling and market development expenses. As such, we recorded an expense of $641,000 for the second quarter of Fiscal 2019 compared to $415,000 for the same quarter last year and $1,129,000 for the six-month period ended May 31, 2019 and $793,000 for the same period last year.

General and Administrative Expenses

General and administrative expenses in the three- and six-month periods ended May 31, 2019 amounted to $1,784,000 and $3,300,000 compared to $1,279,000 and $2,481,000 reported in the comparable periods of fiscal 2018.

The increase is mainly associated with business growth and various initiatives related to the ramp-up of our activities in Europe.

Finance Income

Finance income, consisting of interest income, for the three- and six-month periods ended May 31, 2019 was $292,000 and $627,000 compared to $77,000 and $157,000 in the comparable periods of fiscal 2018.

Higher finance income is related to the interest on our higher liquidity position.

Finance Costs

Finance costs for the three- and six-month periods ended May 31, 2019 were $1,449,000 and $2,552,000 compared to $283,000 and $439,000 in the comparable periods of fiscal 2018. Finance costs in the second quarter of 2019 and for the six-month period ended May 31, 2019 mostly represent interest of $834,000 and $1,646,000, respectively on the senior convertible notes issued on June 18, 2019, compared to nil for the same periods last year.

Finance costs also included accretion expense, which was $448,000 for the second quarter of 2019 and $805,000 for the six-month period ended May 31, 2019 compared to $189,000 and $413,000 for the same periods last year. In the second quarter of 2019, the accretion expense was mainly associated with the senior convertible notes and the long-term obligation payable to TaiMed (See Note 8 of Interim Financial Statement). Previously, accretion expense related to the long-term obligation with EMD Serono, which was settled during the third quarter of 2018.

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Adjusted EBITDA

Adjusted EBITDA for the three- and six- month periods ended May 31, 2019 was $453,000 and $1,974,000 compared to $(819,000) and $(2,424,000) in the comparable periods of fiscal 2018. See “Non-IFRS Financial Measures” below.

Net Loss

Taking into account the revenue and expense variations described above, we recorded a net loss of $3,174,000 or $(0.04) per share in the second quarter of fiscal 2019 and a net loss of $4,402,000 or $(0.06) per share for the six-month period ended May 31, 2019 compared to a net loss of $1,912,000 or $(0.03) per share in the three months ended May 31, 2018 and a net loss of $3,999,000 or $(0.05) per share compared to the six-month period ended May 31, 2018.

Financial Position

For the three- and six-month periods ended May 31, 2019, cash flow used in operating activities was $9,980,000 and $7,652,000 compared to $2,840,000 and $3,128,000 for the same periods last year.

In the second quarter of fiscal 2019, changes in operating assets and liabilities had a negative impact on cash flow of $9,970,000. These changes include an increase in trade and other receivables of $5,435,000 and an increase in inventories of $1,359,000, both related to higher sales. The change in operating assets and liabilities was also impacted by a decrease in account payable and accrued liabilities of $2,914,000.

In the first six months of fiscal 2019, changes in operating assets and liabilities negatively affected cash flow by $8,695,000 compared to a negative impact of $931,000 in the comparable period of fiscal 2018.

As at May 31, 2019, cash and bonds amounted to $43,062,000 compared to $53,888,000 at November 30, 2018. The decrease was primarily due to cash flows used in operating activities as explained above.

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Quarterly Financial Information

The following table is a summary of our unaudited consolidated operating results for the last eight quarters.

(In thousands of US dollars, except per share amounts)

	2019				2018
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenue	15,609	15,096	13,983	13,523	9,598	8,113	10,034	8,718
Operating expenses
Cost of sales
Cost of goods sold	5,346	4,810	3,516	3,325	1,594	941	1,110	1,037
Other production-related costs	18	34	14	91	127	(127)	816	170
Royalties		—	—	—	450	890	881	860
Amortization of other asset	1,221	1,221	1,221	1,221	—	—	—	—
R&D	2,285	2,527	2,063	2,130	1,897	1,904	2,465	2,400
Selling and market development	6,972	5,448	5,233	5,189	5,957	5,314	6,361	5,498
General and administrative	1,784	1,516	1,865	1,482	1,279	1,202	1,268	1,005

Total operating expenses	17,626	15,556	13,912	13,438	11,304	10,124	12,901	10,970

Finance income	292	335	276	175	77	80	75	74
Finance costs	(1,449)	(1,103)	(1,330)	(1,247)	(283)	(156)	(559)	(82)

Net (loss) profit	(3,174)	(1,228)	(983)	282	(1,912)	(2,087)	(3,351)	(2,260)

Basic and diluted (loss) earnings per share	(0.04)	(0.02)	(0.01)	0.00	(0.03)	(0.03)	(0.04)	(0.03)

Factors Affecting the Variability of Quarterly Results

Results for the second quarter of 2019 reflect the increasing contribution of Trogarzo®.

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There are quarter-over-quarter variations in net sales revenue, principally due to changes in distributor inventory levels with some additional impact from time to time related to average net selling price, which is affected by changes in the mix of private payors versus government drug reimbursement plans.

Recent Changes in Accounting Standards

Please refer to Note 2 to the Interim Financial Statements.

Outstanding Share Data

As at July 9, 2019, the number of common shares issued and outstanding was 76,953,411 while outstanding options granted under our stock option plan amounted to 2,418,618. We also had $57,500,000 aggregate principal amount of 5.75% convertible unsecured senior notes due June 30, 2023 issued and outstanding as a result of the offering of such debt instrument we closed on June 19, 2018. These notes are convertible into common shares at the option of the holder at a conversion price of $14.85, representing a conversion rate of approximately 67.3401 common shares per $1,000 principal amount of notes. The conversion of all of the outstanding notes would result in the issuance of 3,872,055 common shares.

Contractual Obligations

There was no material change in contractual obligations during the three-month period ended May 31, 2019, other than in the ordinary course of business, except those listed in Note 6 to the Interim Financial Statements.

Economic and Industry Factors

Economic and industry factors were substantially unchanged from those reported in our MD&A for the fiscal year ended November 30, 2018.

Internal Control

There was no change in the Company’s internal control over financial reporting, or ICFR, that occurred during the period beginning on March 1, 2019 and ending on May 31, 2019 that has materially affected, or is reasonably likely to materially affect, the Company’s ICFR.

Non-IFRS Financial Measures

Reconciliation of net profit or loss to adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA)

Adjusted EBITDA is a non-IFRS financial measure. A reconciliation of the Adjusted EBITDA to net profit (loss) is presented in the table below. We use adjusted financial measures to assess our operating performance. Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. We use Adjusted EBITDA to measure operating performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our business, and because we believe it provides meaningful information on our financial condition and operating results.

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We obtain our Adjusted EBITDA measurement by adding to net profit or loss, finance income and costs, depreciation and amortization, lease inducements and amortization and income taxes. We also exclude the effects of certain non-monetary transactions recorded, such as share-based compensation for the stock option plan and write-downs (or related reversals) of inventories, for our Adjusted EBITDA calculation. We believe it is useful to exclude these items as they are either non-cash expenses, items that cannot be influenced by management in the short term, or items that do not impact core operating performance. Excluding these items does not imply they are necessarily nonrecurring. Share-based compensation costs are a component of employee remuneration and can vary significantly with changes in the market price of the Company’s shares. In addition, other items that do not impact core operating performance of the Company may vary significantly from one period to another. As such, Adjusted EBITDA provides improved continuity with respect to the comparison of our operating results over a period of time. Our method for calculating Adjusted EBITDA may differ from that used by other companies.

Adjusted EBITDA

(In thousands of U.S. dollars)

	Three-month periods ended May 31,				Six-month periods ended May 31,
	2019		2018		2019		2018
	$		$		$		$
Net loss		(3,174)		(1,912)		(4,402)		(3,999)
Add (deduct):
Depreciation and amortization		1,922		420		3,636		801
Lease inducements and amortization		228		—		228		—
Finance costs		1,449		283		2,552		439
Finance income		(292)		(77)		(627)		(157)
Share-based compensation		320		341		584		496
Write-down of inventories		0		126		3		(4)

Adjusted EBITDA		453		(819)		1,974		(2,424)

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Forward-Looking Information

This MD&A contains forward-looking statements and forward-looking information, or, collectively, forward-looking statements, within the meaning of applicable securities laws, that are based on our management’s beliefs and assumptions and on information currently available to our management. You can identify forward-looking statements by terms such as “may”, “will”, “should”, “could”, “would”, “outlook”, “believe”, “plan”, “envisage”, “anticipate”, “expect” and “estimate”, or the negatives of these terms, or variations of them. The forward-looking statements contained in this MD&A include, but are not limited to, statements regarding the growth of our revenues from the sale of our products, the launch of EGRIFTA SVTM, the reduction in rebates following the launch of EGRIFTA SVTM, patient compliance using EGRIFTA SVTM, the timeline to obtain a decision from the EMA regarding Trogarzo® in Europe, the development of tesamorelin for NASH-HIV and our timeline to enter into human clinical trials and to obtain proof of concept results in connection with the development of our oncology platform.

Forward-looking statements are based upon a number of assumptions and include, but are not limited to, the following: sales of EGRIFTA® and Trogarzo® will continue to grow in the United States, Trogarzo® will be approved for commercialization in Europe and we will successfully launch it in this territory, no untoward side-effects will be discovered through the long-term use of both EGRIFTA® and Trogarzo®, EGRIFTA SVTM will be launched in the United States in the fall of 2019 and will be accepted by the marketplace, our results from the development of tesamorelin in NASH-HIV will lead to the approval of EGRIFTA® in the United States to treat this disease and results from the development of our oncology platform will be positive and will allow us to meet our timelines.

Forward-looking statements are subject to a variety of risks and uncertainties, many of which are beyond our control that could cause our actual results to differ materially from those that are disclosed in or implied by the forward-looking statements contained in this MD&A. These risks and uncertainties include, among others, the risk that sales of EGRIFTA® and/or Trogarzo® decrease or cease to progress, that a recall of any of those products occur, that the EMA does not approve our marketing authorization application for Trogarzo® in Europe or seek additional studies as a condition precedent to approving Trogarzo®, that the marketplace does not accept EGRIFTA SVTM, that tesamorelin does not show strong enough results to allow approval by the FDA of EGRIFTA® to treat NASH-HIV and that our timelines regarding the development of our oncology platform are not met.

We refer potential investors to the “Risk Factors” section of our annual information form dated February 20, 2019 for additional risks regarding the conduct of our business and Theratechnologies. The reader is cautioned to consider these and other risks and uncertainties carefully and not to put undue reliance on forward-looking statements. Forward-looking statements reflect current expectations regarding future events and speak only as of the date of this MD&A and represent our expectations as of that date.

We undertake no obligation to update or revise the information contained in this MD&A, whether as a result of new information, future events or circumstances or otherwise, except as may be required by applicable law.

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